BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

April 26, 2017

David Schoenwald

President

New Alternatives Fund, Inc.

150 Broadhollow Road

Melville, NY 11747

Re:	Notice of Assignment from BNY Mellon Investment Servicing (US) Inc. to The Bank of New York Mellon

Dear David,

We refer to the Amended and Restated Administration and Accounting Services Agreement, dated as of October 24, 2005, as amended (the “Agreement”), between BNY Mellon Investment Servicing (US) Inc. (the “Company”) and New Alternatives Fund, Inc.

As a globally systemic financial institution, BNY Mellon must prepare an annual resolution plan under the Dodd-Frank Wall Street Reform and Consumer Protection Act and satisfy its regulators that it would be resolvable under various market conditions. In furtherance of its obligations, BNY Mellon is executing projects designed to enhance its resolvability. One such project involves transferring client agreements from the Company to The Bank of New York Mellon, our New York State chartered bank (the “Bank”). Upon transfer you will have a direct relationship with the Bank and the Company will act as a service provider to the Bank.

Section 20 of the Agreement requires the Company to provide you with 30 days’ prior written notice of its intent to assign the Agreement, even to an affiliate. This letter constitutes our notice to you of our intent to assign the Agreement to the Bank on or about July 1, 2017 (the “Transfer”). The Agreement will continue in full force and effect upon completion of the Transfer. We will notify you once the Transfer is complete.

[Signature page follows.]

Please contact Bill Greilich at 617-382-8567 if you have any questions or require additional information regarding the Transfer.

Very truly yours,

BNY MELLON INVESTMENT SERVICING (US) INC.

By:
Name:	William Greilich
Title:	Managing Director

ACKNOWLEDGED AND AGREED

NEW ALTERNATIVES FUND, INC.

By:
Name:	David Schoenwald
Title:	President